Asure Software, Inc.
110 Wild Basin Road, Suite 100
Austin, Texas 78746

July 7, 2016

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549
Re:	Asure Software, Inc.
Registration Statement on Form S-3
File No.  333-212317

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Asure Software, Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 3:00 p.m. Eastern Time on July 8, 2016, or as soon thereafter as possible.

In connection with this request, the Registrant acknowledges the following:

1.          should the Securities and Exchange Commission  (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
2.          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
3.          the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please call Jeffrey C. Robbins of Messerli & Kramer P.A. at (612) 672-3706. Thank you for your assistance.
 Very truly yours,
ASURE SOFTWARE, INC.

By   /s/ Patrick Goepel
Patrick Goepel, President and CEO